BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	Publicly Held Company

ANNOUNCEMENT TO THE MARKET

In consonance with best practices in terms of transparency, and supplementing its Market Announcement of August 16th this year, Banco Itaú Holding Financeira S.A. reports that due to major fluctuations in the market in this quarter, in its Pro Forma Statement of Income(*) for the 3rd quarter of 2007:

•

the item “Treasury”, which from the 1st quarter of 2006 showed positive results net of tax effects of R$ 200 million on average per quarter, is likely to reflect a negative impact of between R$ 30 and R$ 60 million in the result for the 3rd quarter of 2007, net of tax effects;

•

the item “Management of Foreign Exchange Risk and Investments Abroad” is likely to present a positive impact in line with previous quarters of between R$ 150 and R$ 170 million for the result of the 3rd quarter of 2007, net of tax effects.

We also report that results for the 3rd quarter and the first nine months of 2007 will be announced on November 6th.
(*) Traditionally published as part of Management’s Discussion and Analysis.

São Paulo, October 11, 2007 ALFREDO EGYDIO SETUBAL Investor Relations Officer